UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated February 13, 2015

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 13, 2015, ArcelorMittal issued the press releases attached hereto as Exhibit 99.1 and 99.2 hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated February 13, 2015 reporting that ArcelorMittal Europe reports €122m operating profit for Q4 2014.
Exhibit 99.2	Press release dated February 13, 2015 reporting that ArcelorMittal reports fourth quarter 2014 and full year 2014 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015

By: /s/ Henk Scheffer

Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated February 13, 2015 reporting that ArcelorMittal Europe reports €122m operating profit for Q4 2014.
Exhibit 99.2	Press release dated February 13, 2015 reporting that ArcelorMittal reports fourth quarter 2014 and full year 2014 results.